Christopher M. Zochowski

Partner

(202) 282-5780

czochowski@winston.com

November 5, 2020

VIA EDGAR

Karina Dorin

Laura Nicholson

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kingswood Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 23, 2020

File No. 333-249437

Dear Ms. Dorin and Ms. Nicholson:

On behalf of our client, Kingswood Acquisition Corp., formerly known as Kingswood Global Holdings Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 30, 2020, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on October 23, 2020.

The Company has submitted via EDGAR Amendment No. 2 to Registration Statement on Form S-1 (the “Second Amendment”), which reflects the Company’s responses to the comments received by the Staff.

We have set forth below the comments of the Staff in bold and the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form S-1 filed October 30, 2020

General

1.	We note you disclose that you will redeem 100% of the public shares if you are unable to enter into a definitive agreement with respect to your initial business combination within 18 months from the closing of this offering. We also note that your revised disclosure and form of amended certificate of incorporation do not appear to provide for liquidation of the company in the event that the initial business combination has not yet been consummated within a specified time period not to exceed three years. Please tell us how this complies with Section 102.06 of the NYSE Listed Company Manual.

November 5, 2020 Page 2

Response: The Company notes the Staff’s comment. The Company has revised the disclosure throughout the prospectus to reflect that the Company must liquidate if the Company does not consummate its initial business combination within 18 months from the closing of the offering. The form of amended and restated certificate of incorporation has been revised to reflect that the Company must liquidate if the Company does not consummate its initial business combination within 18 months of the closing of the offering and the revised form of amended and restated certificate of incorporation is filed as Exhibit 3.2 to the Second Amendment.

2.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Agt. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: The Company notes the Staff’s comment. The warrant agreement has been revised to remove the exclusive jurisdiction provision and the revised warrant agreement is filed as Exhibit 4.4 to the Second Amendment.

3.	We note your disclosure on page 24 of the prospectus that the securities underlying the underwriters units will be subject to registration rights. Please file the registration rights agreement. In that regard, we note that the registration rights agreement filed as Exhibit 10.3 does not appear to include the registration rights for the underwriters.

Response: The Company notes the Staff’s comment. The registration rights agreement has been revised to reflect the registration rights granted to the underwriters and the revised registration rights agreement is filed as Exhibit 10.3 to the Second Amendment.

4.	Please file a copy of your Certificate of Incorporation as currently in effect. Refer to Item 601(b)(3). Please also file as an exhibit to your registration statement the form of promissory note from your sponsor with respect to their agreement to loan you up to $300,000 to be used for a portion of the expenses of this offering.

November 5, 2020 Page 3

Response: The Company notes the Staff’s comment. The Company’s certificate of incorporation as currently in effect is filed as Exhibit 3.1 to the Second Amendment. The form of promissory note from the sponsor with respect to its agreement to loan the Company up to $300,000 to be used for a portion of the expenses of this offering is filed as Exhibit 10.8 to the Second Amendment.

Please contact me at (202) 282-5780 if you have any questions or require any additional information in connection with this letter or the Second Amendment.

Sincerely,

/s/ Christopher M. Zochowski
Christopher M. Zochowski